- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                ----------------------


                                       FORM 6-K

                           Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16 of
                         the Securities Exchange Act of 1934

                              -------------------------

                     For the quarterly period ended June 30, 1996
                                  -----------------

                             TEEKAY SHIPPING CORPORATION
                (Exact name of Registrant as specified in its charter)

                           Tradewinds Building, Sixth Floor
                            Bay Street, P.O. Box SS-6293,
                                 Nassau, The Bahamas
                       (Address of principal executive office)

                            ------------------------------

    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]


                            Form 20-F  X   Form 40-F
                                      ----           ----

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                   Yes       No  X
                                       -----    -----

    [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___________]


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                     TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
           REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 1996

                                        INDEX



PART I:  FINANCIAL INFORMATION                                             PAGE
                                                                           ----
Item 1.  Financial Statements

         Consolidated Statements of Income
              and Retained Earnings for the three months
              ended June 30, 1996 and 1995................................... 3

         Consolidated Balance Sheets -
              June 30, 1996 and March 31, 1996............................... 4

         Consolidated Statements of Cash Flows
              for the three months ended June 30, 1996
              and 1995....................................................... 5

         Notes to Consolidated Financial
              Statements..................................................... 6

Item 2.  Management's Discussion and Analysis of
              Financial Condition and Results of Operations.................. 12


PART II:  OTHER INFORMATION.................................................. 15

SIGNATURES................................................................... 16

                     TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED STATEMENTS OF INCOME
                                AND RETAINED EARNINGS
                            (in thousands of U.S. dollars)



                                             THREE MONTHS ENDED JUNE 30,
                                             ---------------------------
                                                1996            1995
                                                ----            ----
                                                  $  (UNAUDITED)  $
                                                  -   ---------   -

NET VOYAGE REVENUES
Voyage revenues                                90,015         79,284
Voyage expenses                                24,907         21,796
- --------------------------------------------------------------------------------
Net voyage revenues                            65,108         57,488
- --------------------------------------------------------------------------------
OPERATING EXPENSES
Vessel operating expenses                      17,668         16,667
Time-charter hire expense                       1,663
Depreciation and amortization                  22,390         20,879
General and administrative                      4,396          4,264
- --------------------------------------------------------------------------------
                                               46,117         41,810
- --------------------------------------------------------------------------------
Income from vessel operations                  18,991         15,678
- --------------------------------------------------------------------------------
OTHER ITEMS
Interest expense                              (15,046)       (15,501)
Interest income                                 1,479          1,547
Other income (loss) (NOTE 8)                      (30)          (467)
- --------------------------------------------------------------------------------
                                              (13,597)       (14,421)
- --------------------------------------------------------------------------------
NET INCOME                                      5,394          1,257
Retained earnings, beginning of the period    363,690        406,547
- --------------------------------------------------------------------------------
                                              369,084        407,804
Dividends declared and paid                    (6,000)
- --------------------------------------------------------------------------------
RETAINED EARNINGS, END OF THE PERIOD          363,084        407,804
- --------------------------------------------------------------------------------
Net income per common share (NOTE 6)            $0.19          $0.07
Weighted average number of
  common shares outstanding (NOTE 6)       27,977,813     18,000,000
- --------------------------------------------------------------------------------


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                     TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                             CONSOLIDATED BALANCE SHEETS
                            (in thousands of U.S. dollars)



                                                         As at       As at
                                                         -----       -----
                                                         June 30,   March 31,
                                                        -------    ---------
                                                         1996        1996
                                                         ----        ----
                                                           $           $
                                                           ---         ---
                                                       (Unaudited)
                                                       -----------

ASSETS
CURRENT
Cash and cash equivalents                               117,973       99,790
Restricted cash                                           1,663        1,990
Accounts receivable
  -trade                                                 22,479       22,213
  -other                                                  2,876        2,725
Prepaid expenses and other assets                        15,532       15,331
- --------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                    160,523      142,049
- --------------------------------------------------------------------------------
VESSELS AND EQUIPMENT (NOTES 5 AND 7)
At cost, less accumulated depreciation of $396,357
  (March 31, 1996 - $377,105)                         1,209,752    1,193,557
Advances on vessels                                       2,228        5,250
- --------------------------------------------------------------------------------
Total vessels and equipment                           1,211,980    1,198,807
- --------------------------------------------------------------------------------
Investment                                                1,342        1,624
Other assets                                             12,533       12,821
- --------------------------------------------------------------------------------
                                                      1,386,378    1,355,301
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT
Accounts payable                                         11,117       11,761
Accrued liabilities                                      32,404       18,303
Current portion of long-term debt (NOTES 5 AND 7)        19,102       19,102
- --------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                62,623       49,166
- --------------------------------------------------------------------------------
Long-term debt (NOTES 5 AND 7)                          721,964      706,740
- --------------------------------------------------------------------------------
TOTAL LIABILITIES                                       784,587      755,906
- --------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Capital stock (note 6)                                  238,707      235,705
Retained earnings                                       363,084      363,690
- --------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY                              601,791      599,395
- --------------------------------------------------------------------------------
                                                      1,386,378    1,355,301
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Commitments and contingencies (NOTE 7)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                     TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                            (in thousands of U.S. dollars)


                                                     THREE MONTHS ENDED JUNE 30,
                                                     ---------------------------
                                                         1996            1995
                                                         ----            ----
                                                           $  (UNAUDITED)  $
                                                           -   ---------   -
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income                                              5,394          1,257
Add (deduct) charges to operations not requiring
  a payment of cash and cash equivalents:
    Depreciation and amortization                      22,390         20,879
    Equity loss                                                          574
    Other                                                 131            (70)
Change in non-cash working capital items related to
    operating activities                               12,839         (1,285)

- --------------------------------------------------------------------------------
NET CASH FLOW FROM OPERATING ACTIVITIES                40,754         21,355
- --------------------------------------------------------------------------------
FINANCING ACTIVITIES
Proceeds from long-term debt                           20,000        223,000
Scheduled repayments of long-term debt                 (4,776)       (20,060)
Prepayments of long-term debt                                       (184,121)
Decrease in restricted cash                               327          3,593
Net proceeds from issuance of Common Stock                251
Cash dividends paid                                    (3,249)
Other                                                    (223)         1,092

- --------------------------------------------------------------------------------
NET CASH FLOW FROM FINANCING ACTIVITIES                12,330         23,504
- --------------------------------------------------------------------------------
INVESTING ACTIVITIES
Expenditures for vessels and equipment                (28,020)       (44,509)
Expenditures for drydocking                            (7,163)        (1,937)
Proceeds from disposition of assets                                   17,283
Proceeds on sale of available-for-sale securities                     21,771
Purchases of available-for-sale securities                           (17,688)
Other                                                     282             (5)

- --------------------------------------------------------------------------------
NET CASH FLOW FROM INVESTING ACTIVITIES               (34,901)       (25,085)
- --------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                  18,183         19,774
Cash and cash equivalents, beginning of the period     99,790         16,500
- --------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF THE PERIOD          117,973         36,274
- --------------------------------------------------------------------------------



THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS.

                     TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS) (INFORMATION AS AT JUNE 30, 1996, AND FOR THE THREE-MONTH
                  PERIODS ENDED JUNE 30, 1996 AND 1995 IS UNAUDITED)

1.   BASIS OF PRESENTATION

     The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the fiscal year ended March 31, 1996. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations and cash flows for the interim periods presented. The results of operations for the three-month period ended June 30, 1996 are not necessarily indicative of those for a full fiscal year.

     Certain of the prior period comparative figures have been reclassified where necessary to conform with the presentation used in the current period.

2.   ACCOUNTING FOR STOCK-BASED COMPENSATION

     The Company accounts for its stock option plan in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock-Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for its employee stock plans in accordance with the provisions of APB 25 and will disclose the required proforma effect on net income and earnings per share.

3.   CASH FLOWS

     Cash interest paid during the three-month periods ended June 30, 1996 and 1995 totalled approximately $6,757,000 and $12,424,000, respectively.

4.   INCOME TAXES

     The legal jurisdictions of the countries in which the Company and its subsidiaries are incorporated do not impose income taxes upon shipping-related activities.

5.   LONG-TERM DEBT

                                                          JUNE 30,     MARCH 31,
                                                           1996         1996
                                                             $            $
    ----------------------------------------------------------------------------

    Revolving Credit Facility                            138,000      118,000
    First Preferred Ship Mortgage Notes (8.32%)
      U.S. dollar debt through 2008                      225,000      225,000
    First Preferred Ship Mortgage Notes (9 5/8%)
      U.S. dollar debt due through 2004                  151,200      151,200
    Floating rate (LIBOR + 1% to 1 1/2%)
      U.S. dollar debt due through 2006                  226,866      231,642
    ----------------------------------------------------------------------------
                                                         741,066      725,842
    Less current portion of long-term debt                19,102       19,102
    ----------------------------------------------------------------------------
                                                         721,964      706,740
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------

                     TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS) (INFORMATION AS AT JUNE 30, 1996, AND FOR THE THREE-MONTH
                  PERIODS ENDED JUNE 30, 1996 AND 1995 IS UNAUDITED)

5.  LONG-TERM DEBT (CONT'D)

    The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collateralized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of Teekay that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at June 30, 1996, the fair value of these net assets approximated $290 million.

    The 9 5/8% First Preferred Ship Mortgage Notes due July 15, 2003 (the "9 5/8% Notes") are collateralized by first preferred mortgages on six of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by six subsidiaries of Teekay that own the mortgaged vessels (the "9 5/8% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at June 30, 1996, the fair value of these net assets approximated $199 million.

    Condensed financial information regarding the Company, the 9 5/8% Notes Guarantor Subsidiaries, the 8.32% Notes Guarantor Subsidiaries and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

    As at June 30, 1996, the Company was committed to a series of interest rate swap agreements whereby $150 million of the Company's floating rate debt was swapped with fixed rate obligations having an average remaining term of
    28.5 months. The swap agreements expire between October 1998 and December 1998. These arrangements effectively change the Company's interest rate exposure on $150 million of debt from a floating LIBOR rate to an average fixed rate of 5.85%. As at June 30, 1996, the Company was a party to interest rate cap contracts which effectively limit the interest rate exposure on $200 million of the Company's floating rate debt to a maximum of 8%. All of the contracts expire on April 1, 1997. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap and cap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

6.  CAPITAL STOCK

    AUTHORIZED
     25,000,000    Preferred Stock with a par value of $1 per share.
    125,000,000    Common Stock with no par value
    ---------------------------------------------------------------------------


                                   Common   Thousands   Preferred   Thousands
    Issued and outstanding          Stock   of shares     Stock     of shares
    ---------------------------------------------------------------------------

    Balance March 31, 1996       $235,705      27,904      $0           0
    Reinvested dividends            2,751         100
    Exercise of stock options         251          11
    ---------------------------------------------------------------------------

    Balance June 30, 1996        $238,707      28,015      $0           0
    ---------------------------------------------------------------------------
    ---------------------------------------------------------------------------

                     TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

                    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
              (ALL TABULAR AMOUNTS STATED IN THOUSANDS OF U.S. DOLLARS) (INFORMATION AS AT JUNE 30, 1996, AND FOR THE THREE-MONTH
                  PERIODS ENDED JUNE 30, 1996 AND 1995 IS UNAUDITED)

6.  CAPITAL STOCK (CONT'D)

    The Company has reserved 2,148,571 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan. As at June 30, 1996, options to purchase a total of 1,109,000 shares of the Company's Common Stock were outstanding, of which 568,375 options were then exercisable at $21.50 per share. The options outstanding are exercisable at prices ranging from $21.50 to $27.375 per share and expire between July 19, 2005 and May 28, 2006, ten years after the date of grant.

    Net income per share is based upon the weighted average number of common shares outstanding during each period. Stock options have not been included in the computation of net income per common share since their effect thereon would not be material.

7.  COMMITMENTS AND CONTINGENCIES

    In October 1995, the Company entered into an agreement for a one-year time-charter and subsequent purchase of a modern second-hand Aframax tanker for a cost of $26.5 million. The cost of this vessel will be financed through cash balances. As at June 30, 1996, the Company was committed to the construction of an Aframax vessel for a cost of $44.5 million, scheduled for delivery in July 1997. A long-term financing arrangement exists for approximately $35.6 million of the unpaid cost of this vessel.

8.  OTHER INCOME (LOSS)

                                                                THREE MONTHS
                                                               ENDED JUNE 30,
                                                             -----------------
                                                            1996         1995
                                                              $            $
    ---------------------------------------------------------------------------
    Equity in results of 50% owned company                              (574)
    Miscellaneous - net                                     (30)         107
    ---------------------------------------------------------------------------
                                                            (30)        (467)
    ---------------------------------------------------------------------------
    ---------------------------------------------------------------------------

                     TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES  SCHEDULE A


                 CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                            (in thousands of U.S. dollars)


                                                                 Three Months Ended June 30, 1996
                                    ---------------------------------------------------------------------------------------------
                                                    9 5/8% Notes    8.32% Notes                                       Teekay
                                       Teekay        Guarantor       Guarantor     Non-Guarantor                   Shipping Corp
                                    Shipping Corp   Subsidiaries    Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                        $               $               $               $               $               $
                                    ---------------------------------------------------------------------------------------------
Net voyage revenues                                    7,549           8,962          95,209         (46,612)         65,108
Operating expenses                       415           5,537           8,500          78,277         (46,612)         46,117
                                    ---------------------------------------------------------------------------------------------
  Income (loss) from vessel
    operations                          (415)          2,012             462          16,932                          18,991

Net interest income (expense)         (8,421)             37              56          (5,239)                        (13,567)
Equity in net income (loss)
     of subsidiaries                  14,182                                                         (14,182)
Other income (loss)                       48                                           3,054          (3,132)            (30)
                                    ---------------------------------------------------------------------------------------------
Net income                             5,394           2,049             518          14,747         (17,314)          5,394
Retained earnings (deficit),
     beginning of the period         363,690          17,377          (1,245)         66,693         (82,825)        363,690
                                    ---------------------------------------------------------------------------------------------
                                     369,084          19,426            (727)         81,440        (100,139)        369,084
Dividends declared and paid           (6,000)                                                                         (6,000)
                                    ---------------------------------------------------------------------------------------------
Retained earnings (deficit),
  end of the period                  363,084          19,426            (727)         81,440        (100,139)        363,084
                                    ---------------------------------------------------------------------------------------------
                                    ---------------------------------------------------------------------------------------------


                                                                 Three Months Ended June 30, 1995
                                    ---------------------------------------------------------------------------------------------
                                                    9 5/8% Notes    8.32% Notes                                       Teekay
                                       Teekay        Guarantor       Guarantor     Non-Guarantor                   Shipping Corp
                                    Shipping Corp   Subsidiaries    Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                        $               $               $               $               $               $
                                    ---------------------------------------------------------------------------------------------
Net voyage revenues                                    7,192          12,608          99,667         (61,979)         57,488
Operating expenses                       471           5,559           7,553          90,206         (61,979)         41,810
                                    ---------------------------------------------------------------------------------------------
  Income (loss) from vessel
    operations                          (471)          1,633           5,055           9,461                          15,678

Net interest income (expense)         (3,198)             (5)         (3,970)         (6,781)                        (13,954)
Equity in net income (loss)
     of subsidiaries                   3,811                                                          (4,385)           (574)
Other income (loss)                    1,115                                          (1,008)                            107
                                    ---------------------------------------------------------------------------------------------
Net income                             1,257           1,628           1,085           1,672          (4,385)          1,257
Retained earnings (deficit),
     beginning of the period         406,547          22,309          (5,027)         89,301        (106,583)        406,547
                                    ---------------------------------------------------------------------------------------------
                                     407,804          23,937          (3,942)         90,973        (110,968)        407,804
Dividends declared and paid                           (7,200)                        (35,200)         42,400
                                    ---------------------------------------------------------------------------------------------
Retained earnings (deficit),
  end of the period                  407,804          16,737          (3,942)         55,773         (68,568)        407,804
                                    ---------------------------------------------------------------------------------------------
                                    ---------------------------------------------------------------------------------------------


(See Note 5)

            TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES        SCHEDULE A


                               CONDENSED BALANCE SHEETS
                            (in thousands of U.S. dollars)



                                                                    As at June 30, 1996
                                    ---------------------------------------------------------------------------------------------
                                                    9 5/8% Notes    8.32% Notes                                       Teekay
                                       Teekay        Guarantor       Guarantor     Non-Guarantor                   Shipping Corp
                                    Shipping Corp   Subsidiaries    Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                        $               $               $               $               $               $
                                    ---------------------------------------------------------------------------------------------
    ASSETS
Cash and cash equivalents                247          13,013          10,964          93,749                         117,973
Restricted cash                                                                        1,663                           1,663
Other current assets                     212           1,554           1,018          38,293            (190)         40,887
                                    ---------------------------------------------------------------------------------------------
    Total current assets                 459          14,567          11,982         133,705            (190)        160,523

Vessels and equipment (net)                          139,136         357,452         715,392                       1,211,980
Advances due from subsidiaries       371,707                                                        (371,707)
Other assets (principally
    investments in subsidiaries)     620,516                                          12,538        (619,179)         13,875
                                    ---------------------------------------------------------------------------------------------
                                     992,682         153,703         369,434         861,635        (991,076)      1,386,378
                                    ---------------------------------------------------------------------------------------------
                                    ---------------------------------------------------------------------------------------------
    LIABILITIES & STOCKHOLDERS'
    EQUITY
Current liabilities                   14,691           2,261             639          45,222            (190)         62,623
Long-term debt                       376,200                                         345,764                         721,964
Due to parent                                                                        378,328        (378,328)
                                    ---------------------------------------------------------------------------------------------
    Total liabilities                390,891           2,261             639         769,314        (378,518)        784,587
                                    ---------------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                        238,707               6              23           5,933          (5,962)        238,707
Contributed capital                                  132,010         369,499           4,948        (506,457)
Retained earnings (deficit)          363,084          19,426            (727)         81,440        (100,139)        363,084
                                    ---------------------------------------------------------------------------------------------
    Total stockholders' equity       601,791         151,442         368,795          92,321        (612,558)        601,791
                                    ---------------------------------------------------------------------------------------------
                                     992,682         153,703         369,434         861,635        (991,076)      1,386,378
                                    ---------------------------------------------------------------------------------------------
                                    ---------------------------------------------------------------------------------------------


                                                                    As at March 31, 1996
                                    ---------------------------------------------------------------------------------------------
                                                    9 5/8% Notes    8.32% Notes                                       Teekay
                                       Teekay        Guarantor       Guarantor     Non-Guarantor                   Shipping Corp
                                    Shipping Corp   Subsidiaries    Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                        $               $               $               $               $               $
                                    ---------------------------------------------------------------------------------------------
    ASSETS
Cash and cash equivalents                 28           8,613           5,210          85,939                          99,790
Restricted cash                                                                        1,990                           1,990
Other current assets                     293           1,475           1,064          37,527             (90)         40,269
                                    ---------------------------------------------------------------------------------------------
    Total current assets                 321          10,088           6,274         125,456             (90)        142,049

Vessels and equipment (net)                          139,652         362,424         696,731                       1,198,807
Advances due from subsidiaries       372,233                                                        (372,233)
Other assets (principally
    investments in subsidiaries)     606,269                                          12,826        (604,650)         14,445
                                    ---------------------------------------------------------------------------------------------
                                     978,823         149,740         368,698         835,013        (976,973)      1,355,301
                                    ---------------------------------------------------------------------------------------------
                                    ---------------------------------------------------------------------------------------------

    LIABILITIES & STOCKHOLDERS'
    EQUITY
Current liabilities                    3,228             539             613          44,876             (90)         49,166
Long-term debt                       376,200                                         330,540                         706,740
Due to parent                                                                        382,023        (382,023)
                                    ---------------------------------------------------------------------------------------------
    Total liabilities                379,428             539             613         757,439        (382,113)        755,906
                                    ---------------------------------------------------------------------------------------------
Stockholders' Equity
Capital stock                        235,705               6              23           5,933          (5,962)        235,705
Contributed capital                                  131,818         369,307           4,948        (506,073)
Retained earnings (deficit)          363,690          17,377          (1,245)         66,693         (82,825)        363,690
                                    ---------------------------------------------------------------------------------------------
    Total stockholders' equity       599,395         149,201         368,085          77,574        (594,860)        599,395
                                    ---------------------------------------------------------------------------------------------
                                     978,823         149,740         368,698         835,013        (976,973)      1,355,301
                                    ---------------------------------------------------------------------------------------------
                                    ---------------------------------------------------------------------------------------------


(See Note 5)

                     TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES SCHEDULE A


                          CONDENSED STATEMENTS OF CASH FLOWS
                            (in thousands of U.S. dollars)



                                                                  Three Months Ended June 30, 1996
                                    ---------------------------------------------------------------------------------------------
                                                    9 5/8% Notes    8.32% Notes                                       Teekay
                                       Teekay        Guarantor       Guarantor     Non-Guarantor                   Shipping Corp
                                    Shipping Corp   Subsidiaries    Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                        $               $               $               $               $               $
                                    ---------------------------------------------------------------------------------------------
Cash and cash equivalents
     provided by (used for)
OPERATING ACTIVITIES
                                    ---------------------------------------------------------------------------------------------
  Net cash flow from operating
     activities                        3,016           5,944           5,580          26,214                          40,754
                                    ---------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                          20,000                          20,000
Repayments of long-term debt                                                          (4,776)                         (4,776)
Net proceeds from issuance of
     Common Stock                        251                                                                             251
Other                                 (2,946)                                           (199)                         (3,145)
                                    ---------------------------------------------------------------------------------------------
  Net cash flow from financing
     activities                       (2,695)                                         15,025                          12,330
                                    ---------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels
     and equipment                                    (1,736)            (19)        (33,428)                        (35,183)
Proceeds from disposition
     of assets
Other                                   (102)            192             193              (1)                            282
                                    ---------------------------------------------------------------------------------------------
  Net cash flow from investing
     activities                         (102)         (1,544)            174         (33,429)                        (34,901)
                                    ---------------------------------------------------------------------------------------------
Increase (decrease) in cash
     and cash equivalents                219           4,400           5,754           7,810                          18,183
Cash and cash equivalents,
     beginning of the period              28           8,613           5,210          85,939                          99,790
                                    ---------------------------------------------------------------------------------------------
Cash and cash equivalents,
     end of the period                   247          13,013          10,964          93,749                         117,973
                                    ---------------------------------------------------------------------------------------------
                                    ---------------------------------------------------------------------------------------------

                                                                 Three Months Ended June 30, 1995
                                    ---------------------------------------------------------------------------------------------
                                                    9 5/8% Notes    8.32% Notes                                       Teekay
                                       Teekay        Guarantor       Guarantor     Non-Guarantor                   Shipping Corp
                                    Shipping Corp   Subsidiaries    Subsidiaries    Subsidiaries    Eliminations   & Subsidiaries
                                        $               $               $               $               $               $
                                    ---------------------------------------------------------------------------------------------

Cash and cash equivalents
     provided by (used for)
OPERATING ACTIVITIES
                                    ---------------------------------------------------------------------------------------------
  Net cash flow from operating
     activities                       (2,036)          3,903           5,570          13,918                          21,355
                                    ---------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds from long-term debt                                                         223,000                         223,000
Repayments of long-term debt         (22,580)                        (15,463)       (166,138)                       (204,181)
Net proceeds from issuance of
     Common Stock
Other                                (24,869)         (7,200)          8,390          28,364                           4,685
                                    ---------------------------------------------------------------------------------------------
  Net cash flow from financing
     activities                      (47,449)         (7,200)         (7,073)         85,226                          23,504
                                    ---------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures for vessels and
     equipment                                          (147)           (123)        (46,176)                        (46,446)
Proceeds from disposition
     of assets                                                                        17,283                          17,283
Other                                 49,409             444                         (45,775)                          4,078
                                    ---------------------------------------------------------------------------------------------
  Net cash flow from investing
     activities                       49,409             297            (123)        (74,668)                        (25,085)
                                    ---------------------------------------------------------------------------------------------
Increase (decrease) in cash
     and cash equivalents                (76)         (3,000)         (1,626)         24,476                          19,774
Cash and cash equivalents,
     beginning of the period              97           5,886           3,076           7,441                          16,500
                                    ---------------------------------------------------------------------------------------------
Cash and cash equivalents,
     end of the period                    21           2,886           1,450          31,917                          36,274
                                    ---------------------------------------------------------------------------------------------
                                    ---------------------------------------------------------------------------------------------



(See Note 5)

                     TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                    JUNE 30, 1996
                            PART I - FINANCIAL INFORMATION

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

GENERAL

Teekay Shipping Corporation (the "Company") is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders, and government agencies, principally in the region spanning from the Red Sea to the U.S. West Coast. The Company's fleet consists of 42 tankers, including 38 Aframax oil tankers and oil/bulk/ore carriers, two smaller tankers, one VLCC and, through a joint venture, a 50% interest in an additional Aframax tanker, for a total cargo-carrying capacity of approximately 4.2 million tonnes.

Approximately 82% of the Company's net revenue is currently derived from spot voyages. This dependence on spot voyages, which management believes is within industry norms, contributes to the volatility of the Company's revenue, cash flow from operations, and net income. The balance of the Company's revenue is generated by two other modes of employment: time charters, whereby vessels are chartered to customers for a fixed period at a fixed rate; and by contracts of affreightment, whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route over a specified period of time. Management believes that the Company has a competitive advantage over other tanker owners in the Aframax spot market.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability resulting from changes in the supply of and demand for tankers. Additionally, tanker markets have exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable winter weather patterns which tend to disrupt vessel scheduling.

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by revenue-generating ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenue and TCE rates.

FIRST QUARTER FISCAL 1997 VERSUS FIRST QUARTER FISCAL 1996

Teekay's net income was $5.4 million, or 19 cents per share, in the first quarter of fiscal 1997, up from $1.3 million, or 7 cents per share, in the first quarter of fiscal 1996, reflecting a continued, gradual improvement in the tanker charter market.

INCOME FROM VESSEL OPERATIONS

The Company's fleet was 6.5% larger on average in the first quarter of fiscal 1997 than in the first quarter of fiscal 1996, due to the acquisition of four modern Aframax tankers during the past year, partially offset by the disposal of the Company's two remaining mid-1970s-built tankers.

Net voyage revenues were $65.1 million in the first quarter of fiscal 1997, an increase of 13.3% as compared to the first quarter of fiscal 1996. This reflects the increase in fleet size as well as an improvement in tanker charter market conditions, with an average TCE rate of $19,061 in the first quarter of fiscal 1997, up 7.9% from $17,674 in the first quarter of fiscal 1996.

Expenses increased in line with the larger fleet. Depreciation and amortization expense included amortization of drydocking costs of $2.6 million in the first quarter of fiscal 1997 and $2.1 million in the first quarter of fiscal 1996.

The combination of an increased average TCE rate and a larger fleet resulted in a 21.1% increase in income from vessel operations, to $19.0 million in the first quarter of fiscal 1997 from $15.7 million in the first quarter of fiscal 1996.

The following table illustrates the relationship between fleet size (measured in ship-days), time charter equivalent ("TCE") per revenue-generating ship-day performance, and operating results per calendar ship-day:



                                                FIRST QUARTER    FIRST QUARTER
                                                   FISCAL 1997     FISCAL 1996
- --------------------------------------------------------------------------------
Total calendar ship-days                                 3,702           3,477
Non-revenue days                                           212             157
- --------------------------------------------------------------------------------
Revenue-generating ship-days (A)                         3,490           3,320
- --------------------------------------------------------------------------------
Net voyage revenue before commissions (B) (000's)      $66,523         $58,678
- --------------------------------------------------------------------------------
Time charter equivalent (TCE) (B/A)                    $19,061         $17,674
- --------------------------------------------------------------------------------
Operating results per calendar ship-day:
     Net voyage revenue                                $17,587         $16,534
     Vessel operating expense                            4,893           4,794
     General and administrative expense                  1,187           1,226
     Drydocking expense                                    699             611
- --------------------------------------------------------------------------------
Operating cash flow per calendar ship-day              $10,808          $9,903
- --------------------------------------------------------------------------------


INTEREST EXPENSE

Interest expense decreased 2.9% to $15.0 million in the first quarter of fiscal 1997, from $15.5 million in the first quarter of fiscal 1996, reflecting a reduction in the Company's total debt, partially offset by higher interest rates.

LIQUIDITY AND CAPITAL RESOURCES

During the first quarter of fiscal 1997, the Company's total liquidity, including cash, cash equivalents and undrawn long-term lines of credit, decreased slightly to $184.0 million as at June 30, 1996 from $195.3 million as at March 31, 1996. This slight decline in liquidity was largely due to the purchase of a second-hand Aframax tanker, renamed the SEMAKAU SPIRIT, during the quarter.

Net cash flow from operating activities was $40.8 million in the first quarter of fiscal 1997, compared to $21.4 million in the first quarter of fiscal 1996. The increase was mainly caused by a reduction in non-cash working capital balances, and higher income from operations.

During the first quarter of fiscal 1997, the Company had capital expenditures for vessels and equipment of $28.0 million as a result of the delivery of the SEMAKAU SPIRIT. To finance this acquisition, the Company drew an additional $20.0 million of its long-term revolving credit facility. Capital expenditures for drydocking were higher than average, at $7.1 million in the quarter, reflecting a larger than usual number of scheduled drydockings.

The Company has entered into agreements for a one-year time-charter and subsequent purchase of a modern Aframax tanker, and for the construction of a newbuilding double-hull Aframax tanker scheduled for delivery in July 1997, for a total cost of $71.0 million. The remaining unpaid cost of $68.8 million for these two vessels will be financed through a $35.6 million financing arrangement for the newbuilding, existing lines of credit, and cash balances.

The Company's scheduled debt repayments were $4.8 million during the first quarter of fiscal 1997, down from $20.1 million in the first quarter of fiscal 1996 as a result of debt refinancings in fiscal 1996.

Dividend payments during the first quarter of fiscal 1997 were $6.0 million, or
21.5 cents per share, of which $3.2 million was paid in cash and $2.8 million was paid in the form of common shares issued under the Company's dividend reinvestment plan.

                     TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
                                    JUNE 30, 1996

                             PART II:  OTHER INFORMATION


ITEM 1 - LEGAL PROCEEDINGS

     None

ITEM 2 - CHANGES IN SECURITIES

     None

ITEM 3 - DEFAULTS UPON SENIOR SECURITIES

     None

ITEM 4 - SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     None

ITEM 5 - OTHER INFORMATION

     None

ITEM 6 - EXHIBITS AND REPORTS ON FORM 6-K

     a.   Exhibits

          27.1 Financial Data Schedule

     b.   Reports on Form 6-K
          None


THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

                                      SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              TEEKAY SHIPPING CORPORATION



Date:  August 9, 1996         By:  /s/ Anthony Gurnee
                                   ----------------------------
                                   Anthony Gurnee
                                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                   (PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER)